Exhibit 99.5

Earnings Call

“Infosys Earnings Call”

Q2 FY2020

October 11, 2019

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer & Managing Director

U. B. Pravin Rao

Chief Operating Officer

Nilanjan Roy

Chief Financial Officer

Mohit Joshi

President, Head, Banking, Financial Services & Insurance (BFSI), Healthcare and Life Sciences Head, Infosys Brazil and Infosys Mexico

Sandeep Mahindroo

Financial Controller and Head-Investor Relations

analysts / INVESTORS

Edward Caso

Wells Fargo

Diviya Nagarajan

UBS

Nitin Padmanabhan

Investec

Vibhor Singhal

PhillipCapital

Joseph Foresi

Cantor Fitzgerald

Viju George

JP Morgan

Apoorva Prasad

HDFC Securities

Moshe Katri

Wedbush Securities

Abhay Moghe

Bajaj Allianz

Ravi Menon

Motilal Oswal AM

Sumeet Jain

Goldman Sachs.

Bryan Bergin

Cowen

Dipesh Mehta

SBICAP Securities

Moderator

Ladies and gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions, after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing “*” then “0” on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Mr. Sandeep Mahindroo. Thank you and over to you Sir!

Sandeep Mahindroo

Hello everyone and welcome to Infosys earnings call to discuss Q2 FY2020 earnings release. I am Sandeep from the Investor Relations team in Bengaluru. Joining us today on this call is CEO and MD, Mr. Salil Parekh, COO, Mr. U. B. Pravin Rao, CFO, Mr. Nilanjan Roy along with other members of the senior management team.

We will start this call with some remarks on the performance of the company for Q2 by Salil followed by comments from Nilanjan and Pravin, subsequent to this we will open up the call for questions.

Please note that anything which we say, which refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to pass it on to Salil.

Salil Parekh

Thank you, Sandeep. Good afternoon and good morning to those on the call and thank you for joining us today. Infosys has delivered another strong quarter. I am happy with our performance in the second quarter which was robust across the multiple dimensions.

One - double digit growth for the fourth consecutive quarter; two - continued a strong growth in digital; three - expansion in operating margins; four - improvement in operational parameters especially on utilization and onsite-offshore mix; five - large deal signings; and six - reduction in attrition.

We grew 11.4% in Q2 YoY in constant currency and 3.3% QoQ [constant currency]. Six of the seven business segments and both US and Europe grew double-digits constant currency YoY. Pravin will provide more color on different industry verticals in just a few minutes.

Digital revenues in Q2 were $1.23 bn constituting 38.3% of overall revenues and witnessed over 38% growth YoY on constant currency.

Operating margin in Q2 saw a healthy improvement at 21.7% compared to 20.5% in Q1. Operating margin improvement was despite compensation increases provided to employees and was driven by significant improvement in utilization, onsite mix, employee pyramid improvement and tight overall cost management. Nilanjan will elaborate on this during his remarks.

Large deal signing in Q2 was extremely strong at $2.8 bn. While a large part of this was renewals, these renewals solidify our position significantly in our existing clients. Large deal TCV is up by 75% in H1 2020 compared to H1 2019.

I am also pleased with the reduction in attrition which declined to 19.4%, a decline of 2% point compared to Q1. Within this attrition, voluntary attrition is lower at below 18%.

With our clients continuing to leverage digitally guided growth, there are three areas within digital transformation that I want to highlight with examples of our growth with clients. These are experience, data analytics and cloud.

A global confectionary company we created Digital Asset management platform that helped them deliver a superior, personalized and intuitive experience for the end-user. Through our digital studios, we developed this platform and ensured faster campaigns and product launches and could also efficiently manage multiple brands in their associated digital assets.

For a global consumer products company, we helped them create data architecture to support the sales team forecast, future orders from retail outlets, the model cluster stores and learns from the better performing stores to suggest assortments for other stores. Such a model minimized subjectivity and brought data science to aid sales teams in order recommendations.

For a material handling company in the US, we are implementing cloud-based IoT Telematics product, to power transformation, while drawing upon its experience and presence in the connected vehicle sales to help them manage data and draw relevant insight for them to provide better service and after sales experience for their customers. These examples, among others, and our strong performance in the quarter demonstrate our increasing relevance to our clients’ agenda.

We continue to make good progress on our localization approach as we strengthen this differentiated model to deliver digital services. During the quarter, we launched the Arizona Digital Center to accelerate the pace of innovation for US Company. We also launched a digital cyber security center in Bucharest, Romania in the last quarter.

I am also delighted to share with you a recognition that each one of us in Infosys is extremely proud of - we were rated number three on the Forbes list of The World’s Best Regarded Companies for 2019.

In closing I would like to share that we are updating our guidance, our revenue growth guidance moves from 8.5% to 10% and 9% to 10% for the full year on constant currency basis. We reconfirm our operating margin guidance from 21% to 23% for the full year.

With that let me hand it over to Pravin.

U. B. Pravin Rao

Hello everyone.

We had another quarter of double-digit YoY growth in constant currency. Growth was broad-based with six business segments - Financial Services, Communication, Energy Utilities, Resources and Services, Manufacturing, and Hi-tech and Life Sciences all clocking double-digit YoY growth in constant currency. Similarly both North America and Europe grew double-digit year-on-year in constant currency.

Utilization excluding trainees during the quarter improved by 180 basis points sequentially to 84.9%. Onsite effort mix reduced further to 28.2%.

The second leg of compensation increase was affected in the last quarter. With this, we have covered the entire employee base except the title holders who will be covered in Q3.

I am also pleased with the reduction in attrition which declined to 19.4%, a decline of 2% compared to Q1. Within this, voluntary attrition it is even lower at below 18%. High performer attrition also continued to be well below company average. The decline in attrition is due to multiple initiatives spanning across more active employee engagement, performance based differentiation, promotion and growth opportunities for employees.

Client metrics remained strong. We added 96 new clients during the quarter, while the number of $50mn clients increased by 2 to 61.

We won 13 large deals with a TCV of $2.85bn which is the highest ever. Four deals each were in Financial Services and Retail, two deals in Communication and one deal each in Energy Utility, Resources and Services, Hi-tech and Life Sciences. Geography wise six were from Americas, five were from Europe and two from Rest of the World. While a large part of this was renewal, these large renewals solidify our position significantly in existing clients. Large deal TCV is up by over 75% in H1 2020 compared to H1 2019.

Let me come to the business segments. Financial Services vertical continued its growth momentum aided by recent Stater acquisition. We expect performance in the vertical to be affected in the next couple of quarters driven by seasonality, sluggishness in capital markets and European banking space. The recent reduction in interest rates in major geographies can have an impact on client revenues, which may also impact their IT spending. Our strong positioning across the digital and core services spectrum along with diversified portfolio is helping up mitigate risks and grow the business. I am happy to share that Infosys was rated number one player in the HFS Top 10 BFS Sector Service Providers 2019. The ranking showcases our maturity across banking, capital markets, risk and compliance and across all BFS cross functions.

Retail segment performance was muted as clients turned cautious due to increase in perceived risks stemming from trade wars and geopolitical developments. Business volatility is causing decision delays in some of our key clients in the sector, we also see this as a clear opportunity in the medium to long term to increase our client relevance. We expect to witness uptick in Consumer Experience, Digital Mmarketing, Insights and investments in platforms, and remain cautiously optimistic, given recent deal wins and steady order pipeline.

Coming to manufacturing, there is stress in the vertical especially in Europe. Impact of trade wars and weakening automobile segment is affecting supply chain. Clients are looking to leverage new technologies to bring the next wave of efficiencies in their supply chain and manufacturing operations through Digital Platforms, Smart Manufacturing and IoT. Despite the sectoral challenge, we have a healthy pipeline of deals as well as New Account Openings, both in Europe and America.

Communication segment remain strong for us due to large deal wins. The traditional business models of communication players are being challenged by digital native and OTT players. These customers are keen to traverse the digital-cost, takeout journey in order to stay relevant in the market. We are seeing increasing pipeline for deals with a strong share of large deals.

The momentum in Energy, Utilities, Resources & Services vertical improved further on the back of continued momentum in top accounts and New Account Openings. The growth is being led by Utilities in Europe and Energy; with Resources seeing challenges due to M&A and divestitures.

The digital portfolio continues to grow strong and it's now over 38% of the total revenue, up from 31% a year ago. In Agile Digital business, we see a strong traction for the work we are doing in the cloud area and data and analytics, in IoT and in the area of experience - user experience, client experience and employee experience. In the last quarter, Infosys was ranked as a leader in six ratings - in the area of Modernization, IoT, Experience and Design, AI services, Cloud services and SAP services, which recognizes our digital capabilities from the market.

At the end, I am very happy to announce that Infosys won the prestigious United Nations Global Climate Action award in the ‘Climate Neutral Now’ category. Infosys is the only corporate from India to earn the recognition for its efforts to combat climate change.

With that I will hand over to Nilanjan.

Nilanjan Roy

Thanks Pravin. Good evening and welcome to our Q2 FY20 earnings call.

Our revenues in Q2 was $3.21bn growing by 11.4% YoY in constant currency terms, which was our fourth consecutive quarter of double digit growth. Sequential revenue growth in constant currency was 3.3% including 90 basis points incremental contribution from Stater.

Operating margins in Q2 was 21.7% compared to 20.5% in Q1. During the quarter, the benefit of rupee depreciation was offset by cross currency impact and revenue hedges. Higher utilization, lower onsite mix and other cost optimization measures helped operating margins by 110 basis points while lower visa and travel cost boosted the margins by 110 basis points. These were partially offset by compensation increases, which impacted margins by 70 basis points and increases in donation and other cost of 30 basis points, leading to an overall 1.2% increase in operating margins compared to Q1.

DSO for the quarter decreased by 2 days to 66 days, due to tight receivables management. Operating cash flow in Q2 was $522mn, which is a YoY growth of 19.2%. Free cash flow in Q2 was $397mn, which is YoY growth of 10.3%. For H1 2020, operating cash conversion to net profit was 103% compared to 96% in H1 2019.

Cash and cash equivalents declined during the quarter due to the completion of buyback and still at a healthy level of $3.35bn. Yield on other income was 7.9% marginally lower than the 8.1% in Q1.

Effective tax rate for H1 '20 was 26.5% versus 27.3% in H1 '19.

We completed the capital allocation program announced in April 2018. The planned buyback of Rs.8,260 crores was completed on August 26, 2019. Completion of buyback and higher shareholder payouts has led to the increase in ROE from 23.1% in Q2 2019 to 25.8% in the current quarter.

Driven by our performance in H1 we have increased the revenue guidance for FY2020 to 9% to 10% in constant currency terms. Q2 operating margin performance puts our H1 operating margin at 21.1% - within our guidance band. Subject to a stable currency environment, we remain confident of the operating margin band guidance for FY20 at 21%-23%. We will continue to deploy various measures to enhance operational efficiencies like rationalizing the pyramid, onsite offshore mix, automation and other overhead efficiency measures.

Consistent with the new capital allocation policy of paying approximately up to 85% of the free cash flows cumulatively over a five-year period to investors, the Board have declared an interim dividend of Rs.8, which is a 14% growth over the interim dividend of FY2019.

With that we open up the floor for questions.

Moderator

Thank you very much Sir. Ladies and gentlemen we will now begin the question and answer session. The first question is from the line of Edward Caso from Wells Fargo. Please go ahead.

Edward Caso

I wanted to drill down a little bit on the banking and capital market sector, which you are clearly doing very well and considering the headwinds. I hope you could break it between digital strength and core strength - is the digital growth still strong there or is there added pressure on the core side and may be couch those comments within the context at North America versus Europe. Thank you.

Mohit Joshi

Clearly on the core side, traditional ADM business and testing business, the focus is very much on consolidation. If you look at digital on the other hand, money is being spend broadly in few areas. The first is transformation of user experience - specifically for the retail and the wealth management businesses. There is a focus on data across the enterprise; and finally we are starting to see the beginnings of fairly significant cloud migration journey. So that is the sort of the positive news. We see these trends clearly more in the US now than we do in Europe even though we are starting to see a fair degree of public cloud migration among the European banks. The other piece I mentioned is we see a lot more strength on the corporate banking side of the house - specifically payment transformation, trade transformation, lending transformation. These continue to remain fairly strong areas across the board - whether you are looking at large global banks or the regional banks. The areas of weakness clearly are in the capital market space.

The second point I had mentioned is that especially in Europe, the way the yield curve is working, especially with the rate cuts - if you look at a bank in Belgium for instance, where we spoke with recently - they are making about negative 80 basis points on their deposits. At the same time they are paying out something between 10 basis points to 15 basis points to their depositors. So we feel that this interest rate regime is going to put pressure on banking revenues and may have a downstream impact. So, hopefully that gives you a broad enough global sense.

Edward Caso

My other question here is given the tax law change around repurchases are we more likely to see special dividends going forward as opposed to repurchase?

Nilanjan Roy

We had announced a new capital allocation issue policy in July that we had increased it to 85%. We think that gives a clear runway for investors to look at a predictable cash back to through dividend and leaving some money aside for tuck-in acquisitions. So I think, the scope of one-off buyback or a special dividend definitely decreases.

Moderator

Thank you. The next question is from the line of Diviya Nagarajan from UBS. Please go ahead.

Diviya Nagarajan

Congrats for the solid quarter. Salil, my question is on the guidance that we have given at the top end. We have had a very robust 12% kind of a first half number. The top end suggest you are kind of looking at 8% in the second half. Could you run us through the assumptions that you have baked in for that kind of a revenue trajectory in the second half? Is this because of what you are seeing in banking and retail? So far any surprises that you had in any of the sectors, either on the upside or the downside in the first half of the year, that would be helpful.

Salil Parekh

On the various segments, if you look in what we did in Q2, we see a lot of strength, for example in Energy Utilities Services segments. We see a lot of strength in Telco (Communication), High-tech. So those are positives as we have gone through this year and also some of the large deal wins over the last few quarters. Mohit shared his colour on Financial Services - both from a European banking perspective and overall capital markets perspective. Our Q3 is the December quarter with furloughs and we typically see some seasonality into that and that is really what we tried to bake into the guidance. We have of course increased the lower end of the guidance and as we progress through the year and we get through the next quarter, we will see where we end up. In the commentary, you heard from Mohit, the positive things we shared with you on some of the other segments, what you heard of our Retail when Pravin shared his remarks. So all of those put together plus the typical seasonality of Q3 and H2 that is what gives us our view on the guidance.

Diviya Nagarajan

I think the margin recovery seems to suggest that you are well on track to reap the benefits and operating leverage from the investments that you have made in the last few quarters. How should we think about the potential for recovery versus revenue growth? What I am trying to understand here is that, is there an opportunity for us to kind of continue to improve on this trajectory and if you are looking at a slight moderation, either because of the base effect or some of the factors that we have discussed, does that allow for that kind of a trajectory to continue?

Salil Parekh

On the margins, you saw what Nilanjan shared is a real focus and attention on cost and operational parameters and Pravin shared with you some of the specific parameters that were improving in the quarter. We also shared in the last quarter that all the investments are complete and behind us. So there is no one off investments that we had launched about a year or so or year and a half ago - those are complete. There are no new investments. There are investments in the ongoing business with no more one-off investments. Having said that we have a high quality franchise and we feel comfortable that as we get the operational efficiency back, we will see those levers kick in. Therefore we remain confident. Again as Nilanjan shared H1 margin is now within the band, 21%-23% and we remain confident as the year progresses, we will be within the band, 21%-23%.

Diviya Nagarajan

My last bookkeeping, as part of the tax rate regime change, what is the thinking on the tax holiday exemptions, what should we be modeling in going forward for that?

Nilanjan Roy

Currently for Infosys standalone, the India effective tax rate is less than 25% - we are close to about 23%-24%. So, I think at the moment we are staying with the current regime. We will start evaluating, as we look ahead through the next few years, about when we make the transition, but for now we are continuing with the existing tax holiday regime.

Moderator

Thank you. The next question is from the line of Nitin Padmanabhan from Investec. Please go ahead.

Nitin Padmanabhan

Just wanted your thoughts on BFSI and Retail put together because if we look at the second quarter in terms of growth excluding Stater it appears that it is relatively weaker than the earlier Q2s that we have seen in the past. So from that perspective do you think that both BFSI and Retail have been relatively weaker versus what you would have thought earlier?

U. B. Pravin Rao

I will talk about Retail and then Mohit will comment on BFSI. On Retail we believe that and this is one sector that is closely linked to consumer sentiment. Given all the macro challenges that we are seeing, or macro talk that is going on as well as the reduction in consumption, trade wars and so on; we see a sense of nervousness in the retailers and we see the spend come down. This segment in general will continue to be volatile. Last year for us Retail was a fantastic year. We had double-digit growth. First quarter was soft and second quarter continued to be soft. It is difficult to predict when the sector will revive because it is purely dependent on the macro as well as the sentiments. This is something we have to wait and watch. At the same time, we also see a lot of opportunities in the sense that retailers are trying to compete aggressively against the likes of Facebook and all the new age companies. They continue to invest while trying to take out cost in other parts of the business. So we continue to stay engaged with them and given our value preposition and strength on the digital. We remain confident that we will be able to capture the spend that is there in the sector. But in terms of the growth it is expected to be volatile till there is some clarity on the macros.

Mohit Joshi

I think while answering Ed's question, I had given you a perspective on the sub sectoral and the geographic distribution that we see. The reality is that there is a lot of volatility and I would add that this is also a sector that is heavily concentrated. So, even if you have a couple of clients for instance that are looking at the discretionary spend more closely or they are looking at reducing the spend on the core, it amplifies the impact on us. We have already identified the areas of weakness in terms of European banking or in terms of the very low spend in the capital market space. So hopefully that gives you a perspective.

Nitin Padmanabhan

Thank you Mohit and Pravin. Just one more, what would the proportion be of net new deals on the total TCV?

U. B. Pravin Rao

The rebid is close to 90%. So the net new will be about 10% this quarter.

Moderator

The next question is from the line of Vibhor Singhal from PhillipCapital. Please go ahead.

Vibhor Singhal

Thanks for taking my question and congrats on a solid quarter. In terms of hiring we have seen a strong hiring in this quarter, adding close to 7000 software professionals. So, just wanted to understand your perspective, I am sure we are looking at a significant growth going ahead given the kind of hiring that we have done. So how do you believe the growth is going to pan out and also what could be the margin impact given that we would have probably hired these guys spread over the quarter. Could we expect some pressure on the margins in the coming quarters or do you think that is all baked in into the guidance?

U. B. Pravin Rao

As we have said, and Nilanjan has reiterated that the margin will remain in the 21% to 23% band. So there is no change to that guidance and we are comfortable with that. In terms of hiring this quarter, we have hired about 14,000 people, roughly about 6,000 freshers in India and about 700 or 800 people in US from colleges. In laterals we hired close to 7,000 again - about 5,000 plus in India and about 1,500 to 2,000 in other parts of the world. It is consistent with what we have done in the past. So I do not see any material change to that. Our hiring will be dependent on the growth and we have already factored that in the guidance.

Vibhor Singhal

Lastly, the attrition has definitely cooled off from the last quarter but we know that first quarter is generally seasonally quite weak in terms of attrition. So, given that we have already taken so much measures to thwart the attrition levels but as it still remains above 21%, any further levers or steps that we intend to take to bring down the sub-20 levels or may be something which we are more comfortable with?

U. B. Pravin Rao

The attrition for tech services is about 19.4% - this is both voluntary and involuntary. If you look at voluntary alone it is about 18% and when we compare with quarter two of last year, it is lower than that. We have definitely seen some marked improvement but at the same time some of the interventions that we have done to address this in the last one or two quarters have helped us. This is something that we have to continue to do on an ongoing basis. This is an area where we will continue to watch out and focus on but at this stage, we are encouraged with the successes that we have seen and we are hopeful that it will continue to turn in the right direction in the coming quarters.

Moderator

The next question is from the line of Joseph Foresi from Cantor. Please go ahead.

Joseph Foresi

My first question is around the revenue growth acceleration, you have seen an uptick in the last couple of quarters. Do you believe that you are taking may be market share from some of your competitors or is it the fact that digital is growing strong as it is right now. I am just trying to get a sense of what seems to be causing the uptick in the numbers and should we be thinking of this as a high single digits, low double digits, or low double-digits business?

Salil Parekh

We have a set of offerings which are really close to what the clients want to spend in their digital transformation journey and these relate specifically to areas we have highlighted in the past. Whether it is data analytics, cloud or experience, IoT or cyber and so on and that is where we have seen growth, which is possibly higher than where the overall market and rest of services are growing. We also see a strong push on automation, which is helping where we have good strong core businesses with clients and they see benefit from this for us to come into their enterprise and display the value of the automation. Having said that we know that all of these things also require an intense focus that we put in into the large deal program and ongoing activity to execute against that. We genuinely believe today that we have a very strong position within the mind of our clients - tech and now sometimes the marketing executive spend - which is helping us to drive our growth. In terms of what this means as an ongoing business, we are not sharing any view at this stage beyond the end of this fiscal year. As we come to the end of the year, obviously, we will start to talk a little bit more on the next fiscal year.

Joseph Foresi

And just a couple of quick followups, are these new engagements or are you taking market share from others, we talked about the digital practice and how much is pricing a factor across both the digital business and your traditional business?

Salil Parekh

In terms of digital work, typically these are new projects or new mid-term, long-term contracts. There are definitely things that we are winning in a very competitive environment. In terms of the pricing, we shared may be in the last quarter’s discussion, the margin for our digital business is higher than the margin for the company overall. So we feel confident as we shift more of our portfolio to digital that should be a benefit to our margin.

Joseph Foresi

Okay, just lastly, the pieces of the business that are not digital, are you seeing pricing pressure on the traditional maintenance stuff and maybe you can give us an update on the non-digital business and how that is performing?

Salil Parekh

There we believe we have an extremely strong set of capabilities across all of our service offerings. That still comprises 62% of our business. It is a strong business, a long foundation there. However, the automation play allows us to ensure that the clients are getting an ongoing productivity benefit. We do see some pressure which comes into play in pricing or discounts on an ongoing basis and especially when we start to see medium term and long-term renewal contract that come up for a discussion.

Moderator

The next question is from the line of Viju George from JP Morgan. Please go ahead.

Viju George

I had a question on your unbilled sales. Last four quarters through FY2019, it was tracking at between 21 and 22 days, it shot up to 27 to 28 days in the first half of this year. I just wanted to try to understand what caused such a massive jump for a company of your size in H1?

Nilanjan Roy

The way we look at revenue, these are based on activity and effort whereas billing milestones are agreed with clients in advance based on delivery dates and that is the way billing actually happens, so there are certain times mismatches between the revenue and the billing milestones. These are largely client specific, so they have their pluses and minuses. Therefore that is one of the reasons we also had because of the Stater and HIPUS acquisitions there was also an increase because their business model had also an increase on the unbilled. So these are the two large reasons for this increase, but if you see our collections overall that is a number to look at. Our collections continue to be strong, our DSO for the quarter was down by two days, so I think that is the key metrics to show the health of the business.

Viju George

But Nilanjan I just think when you look at this in terms of incremental sales, it has jumped to almost 24% to 25% in H1 whereas in the four quarters to FY2019, it was like kind of 10% to 11%, so as a percent of incremental sales annualized, it has doubled. So how is it practically possible for a company as large as Infosys, has there been a change in policy or are you trying to recognize with clients far more often revenue recognition milestones in a way different from what you used to do earlier?

Nilanjan Roy

Nothing like that, in fact we monitor closely in fact all the unbilled of the previous quarter is mostly billed in the next quarter and there are a new set of milestones which comes out. It is not as if it is a legacy which is increasing, we look at the ageing of this carefully and like I said, this is a combination of a few clients where you have a difference in the billing milestones versus the revenue recognition and like I said HIPUS and Stater.

Viju George

Sure, and one more question on your TCV. I think Pravin indicated that may be 10% of the TCV is new which means that 90% is renewals. How does this compare with may be averages of the recent past?

U. B. Pravin Rao

I do not have the exact number but in general this is a metric which is volatile. In some quarters we have lot of net new and in other quarters we have a good percentage coming from the renewals. The way we look at it is, it is important for us to win renewals because it helps in retaining our business and solidifying our presence. At the same time, winning net new will also help in capturing market share. We focus on both, but in general it varies from quarter to quarter and for this half year I think the net new was about 35%. We did 2.7 in Q1 and 2.8 in Q2 and about 35% was net new.

Viju George

Would it be fair to say at least for this quarter the percentage of net news is generally a lot lower than it might have been in the recent past?

U. B. Pravin Rao

Yes, you are right. If you look at the last few quarters probably the 10% net new is on the lower side.

Moderator

The next question is from the line of Apoorva Prasad from HDFC Securities. Please go ahead.

Apoorva Prasad

I wanted to know what is really constraining us to increase the top end of our guidance despite the strong momentum across verticals? Are there any client specific issues that you are looking at? I am looking at the top 2 to 10, it seems like a decline for this quarter. So anything which is incrementally different?

Salil Parekh

As we shared, we have increased our guidance on the lower end from 8.5% to 9%. We think the overall discussion with the segments which you heard from Mohit, in terms of Financial Services, you heard what Pravin shared on Retail, that is something which we have to be watchful about. Then we have strength, which we shared earlier on Energy Utilities, on Telco, Hi-Tech and those are positive. Then the second half, Q3 and Q4 is typically softer than the first half and especially Q3 with the discussions around furloughs and so on. So given all of those factors in mind we took advantage to increase the lower end of the guidance keeping in mind that this is really where we see the rest of the year going and as Q3 progresses, we will see where we end up and come back to you at the end of the quarter on the next steps.

Apoorva Prasad

Thanks for that Salil and Nilanjan on the margins, how do we see the second half trending within the band, any headwinds/tailwinds you are looking at perhaps you can call out the title holder impact which will be coming in the third quarter?

Nilanjan Roy

Like we said, at H1 we are 21.1%, we are within the band and I think this is a good place to grow from here and that is what we are looking at. The title holder is not a material impact, this is probably a percentage of the overall headcount. So it is relatively a small impact. Otherwise, I think we have a very robust cost takeout program, like I said on utilization, pyramid. and I think we are quite confident that this is a machinery which has to literally churn out every quarter. There will continue to be headwinds in terms of discounts or wage hikes but I think we seem to have gone to a rhythm of making sure that we are able to take out these cost and time.

Moderator

Thank you. The next question is from the line of Moshe Katri from Wedbush Securities. Please go ahead.

Moshe Katri

Thanks and congrats on a very strong execution. Going back to BFSI, is there any way to figure out if you are looking at the organic growth numbers. I know you have not disclosed these but organically was the sector up sequentially, YoY, at least some color here would be helpful and then if you do want to disclose that, how much the acquisition adds to the growth during the quarter?

Mohit Joshi

We have not really disclosed the two numbers separately because you also have to keep in mind that Stater was a client of ours prior to the acquisition. So there was certain revenues that accrued to Infosys prior to the joint venture as well. So we are not breaking out the numbers separately.

Moshe Katri

Looking at this on a forward basis, has anything changed since the end of the quarter in terms of sale cycle, pipeline conversion rates, any sort of spending or project in terms of project funding, may be you can talk a bit about those trends since the end of the quarter?

Salil Parekh

When you say end of the quarter, you mean the last couple of weeks right?

Moshe Katri

That is correct.

Salil Parekh

We don't see any change in the last couple of weeks from what we are discussing, which is our quarter end view. Of course, it is only two weeks so we do not expect to see any change in that timeframe.

Moshe Katri

Last question, the renewal number in terms of bookings was pretty high this quarter. On a forward basis during the next two quarters looking at your pipeline, I am assuming that is going to be a trough in terms of mix and during the next two quarters we should see a larger [smaller] mix of renewals in terms of bookings, is that correct?

U. B. Pravin Rao

I do not think we have seen any seasonality in renewals, so it varies from quarter to quarter depending on the context. I do not think there is any seasonality to renewals or net new.

Moderator

The next question is from the line of Abhay Moghe from Bajaj Alliance. Please go ahead.

Abhay Moghe

Congrats on sustaining a good execution. I just have two questions. First is on the revenue growth. If I see over the last four to five quarters, your revenue growth YoY had been increasing, whether it is dollar terms of cc terms, this quarter this is lower than the last quarter and the way you have given the guidance, it is likely to be a couple of percentage points, even lower by the time we reach Q4. Now my question over here is this trend that you are seeing, is it like you have the revenue visibility and you see the trend going down in YoY growth or it is more like a cautiousness or conservativeness because of macro concerns and you want to give a conservative guidance? So what is it like, lower revenue visibility and some conservatism or you have the visibility and you are saying that no it will be trending down? That is question number one. Second is on the margins, like overseas you are running a good cost cutting program and over the next four to six quarters, in a constant currency terms, you know next year also wage hikes, visa cost everything will be there, but over the four to six quarters, you think margin would look up from current levels or do you think that whatever the headwinds are, whatever cost cutting programs you have, it will neutralize? Those are the two questions from my side.

Salil Parekh

On the revenue as we had shared earlier, I think we had a good set of growth over the last four quarters. We know that typically there is some seasonality in the last quarter of the calendar year – our Q3. We also know that there will be some difficult comps for Q3 and Q4 versus previous Q3 and Q4 based on the deal wins and so on, 12 to 18 months ago. Keeping all that in mind we have come with the guidance. Our large deal wins is still robust, it is lumpy of course. On the large deal wins we have had several good quarters, but it is not a predictable view in terms of where the large deals numbers go and the renewals versus the net new component. We see more net new in the coming quarters in the pipeline. So, we have confidence that as we get into the next fiscal year, we are starting to build a base of deals that can help us for that. Beyond that there is no other sort of color on the revenue from our side.

In terms of margin, we have a very clear view which is for Q3 and Q4 and for the full year. We have no view today on the next four to six quarters which is in that sense the next fiscal year. For this year, we believe our operational efficiency approach is working well and will deliver good benefits. We believe we have essentially a high quality franchise and the investments are behind us. So we will see the benefits of that and we will be within our margin guidance. Already for H1, we are within the margin guidance and we will have that for the full year as well.

Moderator

Thank you. The next question is from the line of Ravi Menon from Motilal Oswal. Please go ahead.

Ravi Menon

Congratulations on a good quarter. I have two questions. First is on margin levers. Your utilization is already close to the highest. Do you think we can actually push this any further or what other margin levers are we looking at in the near term? Secondly, related to that, what was the variable payout for the quarter? One more question, I will followup after this.

U. B. Pravin Rao

On the utilization front, we are comfortable where we are, 84.9% that is where we landed. In the past, we have had quarters where the utilization was upwards of 85%. So we typically tend to operate in the range between 83% to 85%. So at this stage, we are comfortable, but whenever there is a need, we have shown the ability to increase the utilization so as not to leave behind the business on the table. At this stage we are comfortable and we are not really planning to increase it further, but we have that flex available in case there is a need.

Ravi Menon

And on the variable payout for the quarter?

U. B. Pravin Rao

Sorry we do not comment on the variable pay.

Ravi Menon

And then just a clarification on why do you think that you should include Stater within the digital? I think that is where the revenue has fallen in. I thought it is primarily a BPO, there was a software platform used for the BPO but why classify this revenue to digital?

Mohit Joshi

Sure if you look at the Pentagon that we have been working on as as our key strategy for digital for the past 18 months, you will see that vertical platforms is clearly called out as one key element in digital. This is very clearly a vertical platform - it is not a BPM offering. This is mortgage origination and mortgage servicing platform. So there is a significant IP in the platform and the pricing like any vertical platform is very clearly outcome linked.

Moderator

The next question is from the line of Sumeet Jain from Goldman Sachs.

Sumeet Jain

Sir firstly I wanted to understand in your revenue growth guidance of 9% to 10%, are we including the recently closed Eishtec, the Irish BPM acquisition and if yes, can you quantify that?

Salil Parekh

That is a business transfer approach - it is very much part of our business going forward and we have not disclosed the specifics on that. Nonetheless it is a very small part of our BPO business.

Sumeet Jain

So it would not have any material impact on your revenue growth trajectory in December quarter?

Salil Parekh

That is right.

Sumeet Jain

Secondly wanted to understand on the subcontracting cost like we are seeing for the last three to four quarters, it has been in the range of 7.3% to 7.5% levels. So going forward do you think that reducing subcontracting cost will be one of the margin levers given that we now have a full strength of local hirers in US?

Nilanjan Roy

I think subcontracting is an integral part of the business model. I think as we look for talent overseas and especially immediate requirements we need subcontractors. But as you see for this quarter we have actually been able to hold down our subcontractor cost. So what we actually do is also rotate many of the subcontractors back onto to our payroll and therefore we continue to get a new set of fresh subcontractors but we have to take them back. So I think if we get this going as a strong model, we will able to keep the costs under control and yet able to hire talent on demand. So that is one of the levers we operated this quarter on margins as well.

Sumeet Jain

Got it. That is it from my end and all the best for the remainder of the year.

Moderator

The next question is from the line of Bryan Bergin from Cowen.

Bryan Bergin

Do you think you are perceived as a strategic partner in your client base. Before you kind of started on this journey, it was a small percentage of the client mix, I'm curious how you perceive that today?

Salil Parekh

We may be a bit optimistic in how we look at it but we absolutely perceive that we are more and more part of this strategic thinking of our clients. One of things we observed in the recent past is many of our clients are looking at us, more than they are looking at some of our competitors and especially with some of the investments we have made in digital, some of the focused areas on automation and the relationships that we have built in terms of the alliances that we have with our strong partners in the tech world, that is helping us to be perceived more and more central to the agenda of our clients.

Bryan Bergin

One last, as far as digital contributing to large deal of TCV, can you give us any matrix there a sense of how digital deals are changing in size and scope?

U. B. Pravin Rao

We do not really breakup the percentage of digital in the large deals. Digital is definitely a part of large deal in the sense that in a very large deal there is business as usual but there is also expectation that we transform and migrate to cloud and so on. So there is definitely a digital element but we do not really breakout what is the percentage of digital in the large deals.

Bryan Bergin

Just last one here, within BFSI can you just comment on how insurance and US regional bank performance is?

Mohit Joshi

Yes look on the whole regional banking continues to be an area of growth for us, clearly where there is some M&A activity going on, there is a little bit of a freeze until legal day one happens; but we feel that regional banks are fairly robust. We feel that there is a lot of technology investment that is going into the sector as they look to compete with the larger universal banks. And finally I feel that with the regional banks we also have a very compelling story in terms of our services, our platforms like the Stater platforms in Europe and the fact that we have the world’s largest banking software platform in Finacle, which is really gaining fairly significant traction. So the regional bank story continues to be a big one for us. What is your question on insurance?

Bryan Bergin

Yes, if you can just touch on how your performance is on that sub-vertical?

Mohit Joshi

Insurance continues to grow steadily. I do not think we have seen any significant acceleration or any significant growth beyond the average in that sector but it remains a strong and stable sector for us. We also feel that the headroom for growth continues and again like in banking, the McCamish platform has been gaining very significant traction and we have a fairly sizeable pipeline of opportunities there.

Moderator

Thank you. The next question is from the line of Dipesh Mehta from SBICAP Securities. Please go ahead.

Dipesh Mehta

Thanks for the opportunity. Couple of questions. First, if one looks at the Rest of World, after couple of years of healthy growth, the growth rate seems to have moderated. So if you can help us what is playing out there and how you expect the Rest of World to grow? Second question is about margin. Earlier Infosys used to have an industry-leading margin. Now considering the specific investment and one-off investment, which we did to return back to industry leading growth - if you can provide some color by when you expect industry leading margin also to be achievable or are we fine now with where we are and the focus would be more on growth than margin?

U. B. Pravin Rao

In the rest of the world, India is the very small part of the business and our focus is on very limited projects. We are very selective on what we bid for India, but we will continue to see volatility there. On Rest of the World we have had a good run over the last few quarters. This quarter we are seeing a slowdown or a negative growth but this is not a secular trend, at least at this stage, we are not seeing anything material. Hopefully the growth should come back in the coming quarters.

Salil Parekh

On margin, our view is that a lot of the operational measures that we have talked about in this call are getting in place and giving us benefits, which gave us a nice improvement in our margin in Q2. We have a clear guideline and then the guidance for this year. Beyond this year, we will come back and have a discussion at the end of the year, when we talk about our guidance for next year.

Moderator

Thank you. Ladies and gentlemen that was the last question for today. I now hand the conference over to the management for their closing comments.

Sandeep Mahindroo

We would like to thank everyone for joining us on this call and spending time with us. Look forward to talking to you again. Have a good day.

Moderator

Thank you very much sir. Ladies and gentlemen on behalf of Infosys that concludes this conference. Thank you for joining us. You may now disconnect your lines.